EXHIBIT 11.4

Dated: December 30, 2011
Matawan, New Jersey

PROMISSORY NOTE

THEREFORE FOR VALUE RECEIVED , the undersigned promises to pay to Jerome Mahonev the principal sum of Nine Hundred Seventy-two Thousand and Two Hundred Two Dollars and Sixty-seven Cents ($972,202.67) at the rate of Nine and one-half Percent (9 ½%) per annum on the unpaid balance until paid or until default both principal and interest payable in lawful money of the United States of America at C/O B Green Innovations, Inc, 750 Highway 34 Matawan, New Jersey 07747, or at such place as the legal holder hereof may designate in writing. The principal and interest shall be due and payable as follows: (a) interest shall accrue monthly on the unpaid balance, and (b) principal shall by payable on demand.

Unless otherwise provided this Note may be prepaid in full or in part at any time without penalty or premium. Partial prepayments shall be applied to installments due in reverse order of their maturity.

In the event of (a) default in payment of any installment of principal or interest hereof as the same becomes due and such default is not cured with in ten (10) days from the due date, or (b) default under the terms of any instrument   securing  this Note, and such default is not cured within fifteen (15) days after written notice to make then in either such event the  holder may, without further notice declare the remainder  of the principal sum together with all interest accrued thereon, and the one payment premium. If any, at once due and payable. Failure to exercise this option shall not constitute a waiver of the right to exercise the same at any other time. The unpaid principal of this Note and any part thereof, accrued interest and all other sums due under this Note shall bear interest at the rate of Twenty Percent (20%) percent per annum after default until paid.

All parties to this Notice, Including maker and nay sureties, endorses, or guarantors, hereby waive protest, presentment, notice of dishonor, and  notice of acceleration of maturity and agree to continue to remain bound for the payment of principal, interest, and all other sums due under this Note and, notwithstanding  any change or changes by way of release, surrender, exchange, modification or substitution of any security for this Note or by way of any extension or extensions of time for the payment of principal and interest; and all such parties waive all and every kind of native of such change or changes and agree that the same may be made without notice or consent of any them.

Upon default, the holder of this note may employ an attorney to enforce the holder’s rights and remedies and the maker, principal, surety, guarantor and endorsers of this Note hereby agree to pay to the holder reasonable attorneys fees, plus all other reasonable expenses incurred by the holders in exercising any of the holder’s right and remedies upon default, The failure to exercise any such right or remedy shall not be a waiver or release of such rights or remedies or the right to exercise any of them at another time.

This Note is to be governed and construe in accordance with the laws of the State of New Jersey.

IN TESTIMONY WHEREOF, each corporate maker has caused this instrument to be executed it’s corporate name by its duly authorized officer and its corporate seal to be hereto affixed, all by order of its Board of Directors first duly giver, the day and year first written below:

AMERICAN SECUTIRY RESOURCES CORORATION

Date: December 30, 2011	By:	/s/ FRANK NEUKOMM
	Name:	FRANK NEUKOMM
	Title:	CHAIRMAN OF THE BOARD OF DIRECTORES & CHIEF EXECUTIVE OFFICER

ENDORSEMENT

Pay to the order of American Security Resources Corporation

By:	/s/ Jerome Mahoney
Jerome Mahoney

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